Exhibit 99.6
Rights Offering to Holders of
KB Financial Group Inc.
American Depositary Shares

August 7, 2009

To	Securities Dealers, Commercial Banks, Trust Companies and
Other Nominees which are holders of American Depositary Shares of
KB Financial Group Inc. (CUSIP No. 48241A105)

On behalf of KB Financial Group Inc. (“KBFG”), in connection with the offering by KBFG (i) to holders of its common stock of rights to subscribe for new shares of common stock (the “share rights”), and (ii) to holders of its American Depositary Shares (the “ADSs”) of rights to subscribe for new ADSs (referred to herein as the “ADS rights”), you are being requested to contact clients for whom you hold ADSs registered in your name, or in the name of your nominee, to obtain instructions with respect to the exercise or sale of their ADS rights. KBFG has made arrangements with Citibank, N.A., as ADS rights agent, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on July 27, 2009 (the “ADS record date”) upon the terms set forth in the Prospectus Supplement, dated August 7, 2009, to the Prospectus, dated July 10, 2009 (collectively, the “Prospectus”). Citibank, N.A. has been appointed as the ADS rights agent by KBFG. Your prompt attention is requested, as the ADS subscription period expires at 5:00 p.m. (New York City time) on August 21, 2009 (the “ADS rights expiration date”).

Enclosed you will find copies of the Prospectus and a form letter you can send to your clients who are beneficial owners of ADSs registered in your name, or in the name of your nominee. KBFG requests that you send the Prospectus, along with the client letter, to your clients who own ADSs as of the ADS record date.

The CUSIP No. for KBFG’s ADSs is 48241A105, which are quoted on The New York Stock Exchange under the symbol “KBFG”. The CUSIP No. for the ADS rights is 48241A 113 which will be quoted on The New York Stock Exchange under the symbol “KB RT”. The Depository Trust Company (“DTC”) will be credited with the ADS rights on or about August 7, 2009.

ADS RIGHTS NOT EXERCISED PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON AUGUST 21, 2009 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of ADS rights, please refer to the enclosed Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

Exercise of ADS rights

Holders of ADSs will receive 0.0776839 ADS right for every ADS he/she held as of the ADS record date. One (1) ADS right will entitle the holder of such ADS right to purchase one (1) new ADS. To validly subscribe for new ADSs, holders of ADSs will need to tender to the ADS rights agent US$33.56 for each new ADS he/she wishes to subscribe, which is 110% of the U.S. dollar equivalent of the maximum share subscription price of KRW37,250, based on the market average exchange rate between the U.S. dollar and the Korean Won, as announced by Seoul Money Brokerage Services, Ltd., in effect on August 6, 2009, in order to account for possible exchange rate fluctuation and any currency conversion expenses. The final ADS subscription price will be the U.S. dollar equivalent of the final ordinary share subscription price determined in accordance with the methodology described in the Prospectus, based on the exchange rate between the U.S. dollar and the Korean Won on or about August 25, 2009 at which KBFG can convert U.S. dollar amounts to Won amounts (the “final ADS subscription price”). If the amount paid to subscribe each new ADS is more than the final ADS subscription price, the ADS rights agent will refund such aggregate excess in U.S. dollars without interest. If the amount paid to subscribe each new ADS is less than the final ADS subscription price, the ADS rights agent will pay the amount of the shortfall of the final ADS subscription price to KBFG on behalf of holders, and such holders exercising their ADS rights will need to reimburse to the ADS rights agent for such shortfall prior to receiving any new ADSs. Please refer to the Prospectus for a description of the actions to be taken if the amount paid to subscribe each new ADS is insufficient to cover, or exceeds, the final ADS subscription price.

Exchange of ADS Rights for Share Rights

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

Exercise through DTC

ADS rights received through DTC can only be exercised through the applicable DTC system. Payment for new ADSs subscribed must be received by the ADS rights agent via DTC prior to the expiration of the ADS subscription period. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

Unexercised ADS rights

If ADS rights are not sold or exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, ADS rights holders will not receive any value or proceeds with respect to unexercised rights.

Sale of ADS rights

The ADS rights agent will charge an ADS rights holder customary fees (up to US$0.02 per ADS right sold), taxes and expenses for selling ADS rights. The ADS rights will be admitted for trading on The New York Stock Exchange. If you or your customers wish to sell any ADS rights, you may instruct Citibank, N.A., in its capacity as ADS rights agent, to sell any such ADS rights by delivering the ADS rights via DTC to the ADS rights agent for such purpose at any time prior to 5:00 p.m. (New York City time) on August 14, 2009. The proceeds of any ADS rights sold (after deduction of applicable fees of up to US$0.02 per ADS right sold, taxes and expenses) will be sent to the holder of such ADS rights after the expiration of the ADS rights subscription period. The net sale proceeds that an ADS rights holder is entitled to for his/her ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average sale price per ADS right for all ADS rights sold by the ADS rights agent during the ADS subscription period. Neither KBFG nor the ADS rights agent can guarantee the ability of the ADS rights agent to effectuate any such sale or the price at which any ADS rights will be sold.

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to the bank and broker helpline at +1(800) 308-7887. The Prospectus may only be delivered in compliance with the securities laws of the jurisdiction into which it is delivered.

Offers and Sales in Certain Jurisdictions

Investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than Korea and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. Crediting of ADS rights to any account, or the receipt of allotment of any new ADSs or of certificates evidencing such securities will not constitute an offer or sale in those jurisdictions in which it will be illegal to make such offer or sale, or where such offer or sale will trigger any registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited. KBFG reserves absolute discretion in determining whether any holder of ADSs located or resident outside Korea and the United States may participate in this offering.

Each person who exercises, accepts, subscribes for or purchases any of the securities described in the Prospectus must do so in accordance with the restrictions set forth in the section entitled “Notice to Investors” of the Prospectus.

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